Syneron elos(TM) Technology Featured in 6 Presentations at 2007 Annual Meeting of the American Society for Laser Medicine and Surgery

A Poster Presentation by R. Krantz MD Includes a 3 1/2-Year Follow Up on Patients Treated for Skin Rejuvenation - pictures included in this press release

YOKNEAM, ISRAEL and TORONTO -- 04/10/2007 -- Syneron Medical Ltd. (NASDAQ: ELOS) today announced that it will be participating in the American Society for Laser Medicine and Surgery (ASLMS) annual meeting in Grapevine, TX on April 11-15, 2007. Syneron's proprietary elos™ technology will be featured in two podium presentations and four poster presentations at the conference.

The podium presentations will feature a discussion of Syneron's ReFirme™ ST Applicator and its use in tightening Asian skin by Dr. Henry Chan, MD, and an evaluation of the safety and efficacy of the VelaSmooth™ System in the reduction of cellulite by Dr. Neil Saddick.

Among the four poster presentations is a 3 1/2-year follow-up study by Dr. Roselynn Krantz on the use of elos technology for skin rejuvenation on aging hands. Her 3 1/2-year follow-up study shows that the reduction in age spots and skin discoloration and the skin tightening and rejuvenation achieved as a result of the initial treatments were clearly evident, if not further improved, 3 1/2 years after treatment. Dr. Shimon Eckhouse commented on this study, "This is a very significant milestone in the development of energy-based non-invasive skin treatments. It proves the long-term efficacy of these treatments as compared to more invasive alternatives including injections and surgical treatments. We are extremely proud that our elos technology is showing this long-term effectiveness."

Commenting on Syneron's participation at the ASLMS meetings, Syneron CEO David Schlachet said, "We are pleased with the impressive outcomes that doctors using our elos technology are presenting at ASLMS. This includes significant results achieved with our two most unique applications: VelaSmooth for cellulite reduction and the ReFirme ST applicator for virtually pain-free skin tightening and wrinkle reduction. We believe that these presentations provide further proof of the distinctive advantages of our elos technology to medical practitioners and their patients."

The presentations featuring Syneron's elos technology are as follows:

--  Henry Chan, MD, Hong Kong, "ReFirme™ ST for Skin Tightening in
    Asians"
--  Neil S. Saddick, MD, New York, "A Study Evaluating the Safety and
    Efficacy of the VelaSmooth™ System in the Treatment of Cellulite"
--  Gerald Boey, M.D., Vancouver, British Columbia, "The Use of a
    Combination Mechanical Manipulation, Infrared Light and Radiofrequency
    Device for the Reduction of Cellulite and Thigh Diameter"*
--  Roselynn Krantz, M.D., Toronto, Ontario, "The Combined Intense Pulse
    Light and Conducted Radio Frequency Energies for Non-ablative Photo
    Rejuvenation Treatment of the Skin of Aging Hands"
--  Ronald Russo, Champaign, IL, "IR Light Coupled with Bipolar
    Radiofrequency for Facial Skin Tightening"
--  Ronald Russo, Champaign, IL, "A Controlled Clinical Study to Determine
    the Safety and Efficacy of a Combination of IR Light and Radiofrequency for
    Circumference Reduction"*
*Content discusses off-label use.

About ASLMS

The ASLMS is the world's largest scientific organization dedicated to promoting excellence in patient care by advancing clinical application of lasers and related technologies, as well as research and education in the field of medical laser applications. Currently, the Society has over 3,000 members including physicians and surgeons, nurses and other health professionals involved in laser treatment of patients, physicists and biomedical engineers involved in the development and application of medical devices, and other science professionals involved in related research. The Annual Scientific Meeting of the Society is the largest meeting on laser therapy and biology held in the United States.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos™ combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, North American Logistics Center in Irvine, California, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron, the Syneron logo, Syneron CosMedics, and elos, are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. ELOS (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners

[4 pictures of Syneron study here]

For more information, please contact:
David Seligman
CFO
+972 54 772 6559
email: cfo@syneron.com

Judith Kleinman
VP Investor Relations
+972-4-909-6282
email: ir@syneron.com

Nick Laudico
IR consultant (US contact)
646 734 4792
email: nlaudico@theruthgroup.com